Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexTier Oilfield Solutions Inc.

We consent to the use of our reports dated February 27, 2019, with respect to the consolidated balance sheets of C&J Energy Services, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018, and 2017 (Successor), and for the year ended December 31, 2016 (Predecessor), and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference.

/s/ KPMG LLP

Houston, Texas

October 31, 2019

KPMG LLP is a Delaware limited liability partnership and the

U.S. member firm of the KPMG network of independent

member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.